TSX, NYSE: AKG

ASANKO GOLD MINE CONSTRUCTION UPDATE

Highlights:

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Phase 1 construction project 12% complete overall and on track for first gold in Q1 2016.

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Contractor activity ramping up with approximately 375 contractors on site.

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First concrete poured in October with bulk earthworks and civil work continuing.

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Mining contract to be awarded in November, pre-stripping the Nkran pit to commence in January 2015.

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Procurement 47% complete and US$85 million committed out of a US$295 million capital cost.

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Phase 1 optimised mine plan and associated operating costs are being compiled into a “Definitive Project Plan” (DPP) to be released on November 13, 2014 with a conference call hosted by management (see details at end of release).

Vancouver, British Columbia, November 6, 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to provide a construction update on its fully funded and permitted Phase 1 project of the Asanko Gold Mine (“AGM” or the “Project”) in Ghana.  Phase 1 is expected to produce 200,000 ounces of gold per annum at steady state starting in Q2 2016, with the first gold pour planned during Q1 2016.

Project construction commenced in August with the mobilisation of the bulk earthworks contractors to site.  Over the past two and a half months, construction has been advancing rapidly and is on schedule and budget, with 12% of the overall project complete. The Company has created a photo gallery on its website, including video footage of construction activity.  For the latest videos and photographs, please visit http://www.asanko.com/s/PhotoGallery.asp.

Peter Breese, Asanko’s President and CEO commented: “It is very satisfying for all of our employees and stakeholders to see the Asanko Gold Mine taking shape with construction activity proceeding on schedule and on budget.

The next key milestone for the Company will be the release of the optimized mine plan, updated mineral reserves and associated operating costs as a Definitive Project Plan for Phase 1. For the past six months the team has been working successfully at de-risking the Project with an updated capital cost estimate, a revised Mineral Resource Estimate and now the optimized mine plan and operating cost profile.  We expect the DPP will re-affirm the value of the Project that we saw when we acquired PMI Gold earlier this year.”

Construction Update

Clearing and grubbing of the plant site has now been completed. A portable crushing plant is in operation to produce engineered fill materials for civil works.  The mill foundations have been excavated and 100% of the engineering fill has been placed. The concrete batch plant is operational and the first concrete was poured on schedule in October. Pouring the mill foundations is underway and will continue for several months into 2015, coinciding with the dry season in Ghana. Excavation work is continuing on the Carbon-in-Leach circuit base, the thickener base and other plant areas.  The earthworks contractor for the tailings dam is currently mobilizing to site and will begin work this month.

Power for the Project is being sourced from the national power grid and a 30 kilometer long, 161 kV line will be run along the existing power corridor to provide the necessary power.  The contract for the power line to site has been awarded and the Company is working with the Ghanaian power authorities to begin line construction.

Mining

The main mineral resource for Phase 1 is the Nkran pit, located immediately adjacent to the plant site.  The pit was previously mined to a depth of approximately 120 meters and requires 21.7 million tonnes of waste to be pre-stripped prior to commencing ore mining operations in Q4 2015.  Included in the pre-strip will be 423,000 tonnes of ore at a gold grade of 2.09 g/t which will be stockpiled ahead of plant commissioning.

The Company plans to utilize a mining contractor to undertake the pre-stripping as well as the first year of mining operations. The mining contract tender evaluation process is nearing completion and an award of the mining contract is imminent. Pre-stripping is expected to commence in January 2015. Mobilisation, clearing and grubbing will take place in November and December.

There is approximately 6 million cubic meters of clean water in the Nkran pit that will be pumped out in parallel with pre-stripping operation.  Pumping equipment is on-site and being installed and dewatering is expected to commence this month.

Procurement

Procurement is 47% complete and proceeding on schedule with approximately US$85 million currently committed in orders and contracts. Equipment and materials deliveries, none of which are on the project critical path, remain on schedule.  Importantly, with almost a third of the capital expenditures of the project now committed, the Project is tracking very closely to the US$295 million capital expenditure estimate.

The Company is fully funded to cash flow positive in Q2 2016 with US$228 million in cash on-hand as at September 30, 2014 and undrawn project debt facilities of US$110 million plus a US$20 million cost-overrun facility for total available funding of US$358 million.

Partial Relocation of Nkran Village

As required by law in Ghana, dwellings or structures within 500 meters of the final mining pit outlines must be relocated for noise, dust and vibration reasons.  A portion of the Nkran village will be moved ahead of commencing ore mining operations, with 88 building structures to be replaced by the Company.  The Relocation Action Plan has been finalized and locations for the relocated dwellings are being selected by the Relocation Negotiation Committee for approvals by the Ghanaian Land Commission later this year.  Construction is expected to begin early in 2015 with the partial relocation due for completion in Q3 2015.

Health and Safety

There have been no lost time accidents on site with 168 days of construction activity and 135,143 man-hours completed on the project to date.

The outbreak of the Ebola virus in West Africa is being monitored closely by the Company.  There have been no reported cases of Ebola in Ghana to date and construction activity has not been impaired in any way. The Company continues to monitor the situation closely and has implemented a number of preventative programmes to educate its staff, contractors and local village populations as well as monitor travel movements of all visitors and contractors. These will remain in place until the virus is deemed by health authorities to have been brought under control.

Phase 1 Definitive Project Plan

The Phase 1 optimized mine plan has been finalized based on the updated Mineral Resource Estimate, which was released in September 2014.  An updated reserve statement with associated operating costs and revised project economics is being compiled into a “Definitive Project Plan”.

The details of the plan will be announced on November 13, 2014 and Asanko management will host a webcast and conference call at 9:00am Eastern Standard Time on the same day.  An accompanying presentation will be available on the Company’s website: www.asanko.com

To access the conference call, please dial-in 10 minutes beforehand and quote “Asanko Gold”:

US & Canada Toll Free: 800 771 6916

UK Toll Free: 0800 528 0641

International: +1 415 226 5356

A replay facility will be available two hours after the call until December 12, 2014, please dial using the access code: #21741159

US & Canada Toll Free: 800 558 5253

International: +1 416 626 4100

Webcast Details

To access the webcast, please click the link: https://cc.callinfo.com/r/1ou0qi8zv6yj7&eom

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the fully financed and permitted, multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Phase 1 is under construction, first gold is expected in Q1 2016 and steady state production in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).